[LOGO] TENON
Wood Solutions to the World                                         News Release

TO:     THE BUSINESS EDITOR

From:   Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
        Telephone:   64-9-571 9846
        Fax:         64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

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                   TENON PROVIDES UPDATE ON NON-FREEHOLD FORESTS
                                 CONSENT PROCESS

Auckland, 19 August, 2004 - Tenon Limited advised today that it had now received consents for the transfer of non-freehold forests to the Kiwi Consortium amounting to approximately NZ$188 million out of the total NZ$208 million in value to be transferred. The Company has, under the contract with the Kiwi Consortium, until the end of August to secure the remaining balance of the third party consents. The majority of the remaining landowners have indicated they will consent.

John Dell, Chief Executive Officer said, "We are very happy with progress in obtaining the third party consents. We entered into discussions with around 100 different owners, many of whom had no obligation to agree to the transfer to the Kiwi Consortium. While this was a time consuming and complex task, the process has run very smoothly. We are pleased that the vast majority of landowners have agreed to give the consents required in a timely manner."

ENDS